July 26, 2024

John Lipman
President
Roth CH V Holdings, Inc.
888 San Clemente Drive
Suite 400
Newport Beach, CA 92660

       Re: Roth CH V Holdings, Inc.
           Registration Statement on Form S-4
           Filed June 28, 2024
           File No. 333-280591
Dear John Lipman:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. Please disclose the treatment of the outstanding shares of Roth CH Acquisition V Co.
       common stock and warrants under the Business Combination Agreement and Plan of
       Reorganization, as amended.
About this Proxy Statement/Prospectus, page 1

2.     Please ensure that you have updated your disclosures throughout your filing, as
       applicable, to reflect changes in the proposed transaction as reflected in the First
       Amendment to the Business Combination Agreement and Plan of Reorganization. For
       example, we note your disclosure in this section describes this filing as a prospectus of
       ROCL with respect to shares of ROCL common stock to be issued to NEH   s
       stockholders, and defines    Combined Company    by reference to NEH
becoming a
       wholly-owned subsidiary of ROCL. Similarly, we note disclosures regarding the issuance
 July 26, 2024
Page 2

       of ROCL common stock upon exercise of ROCL public warrants, such as in connection with the table on page 12. Please revise.
Summary of the Proxy Statement
Inventory of Drilling Locations, page 20

3. The figures for the gross and net natural gas and natural gas liquids reserves in paragraph three on page 20 appear to represent the aggregation of proved and probable reserves. If true, revise your disclosure to separately provide estimates of proved and probable reserves. Refer to question 105.01 in the Compliance and Disclosure Interpretations
       (   C&DIs   ) regarding Oil and Gas Rules.
Consideration, page 24

4. Please tell us whether, and if so how, the First Amendment to the Business Combination
       Agreement and Plan of Reorganization impacted the number of shares to be issued as consideration in the Merger. In that regard, we note that while the amendment removed the closing condition that NEH shall have raised at least $45 million in a private placement of securities in order to fund its new plant construction, the amendment did not
       appear to amend the definitions of    Company Merger Shares    and
Net Debt.    However,
       we also note that your response to prior comment 4 suggests that the amendment eliminated the adjustment to the NEH merger shares based on the Net Debt of NEH.
Redemption Rights, page 30

5. We note your disclosure in the table on page 30 regarding the number of shares at each redemption level. However, it appears that the number of shares disclosed with respect to
       the redemption levels other than    maximum redemptions    does not
appear to be
       consistent with the number of shares that would remain outstanding at each such redemption level. Please advise.
We may need to raise capital after the Business Combination, which may not be available on favorable terms, if at all..., page 40

6.     We note your disclosure in this risk factor that you    may    need to
raise capital after the
       Business Combination. We also note your disclosure on page 176 that NEH is in the process of securing a project financing arrangement, and your disclosure that NEH estimates the capital requirements during 2024 and 2025 to be approximately $40 million to $45 million. Please revise to reflect such information in your risk factor disclosure. In that regard, we note that the parties have agreed to remove the closing condition that NEH raise at least $45 million in a private placement in order to fund its new plant construction.
Selected Historical Financial Data of ROCL, page 75

7. We note that the tabular disclosure for the period ended March 31, 2023 is not included.
       Please revise.
 July 26, 2024
Page 3
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Balance Sheet as of March 31, 2024, page 89

8. We have considered your response to prior comment 15, where you indicate that the
       adjustment is    necessary to a fair statement of the balance in the
Trust Account and the
       redemption price per share at the consummation of the Business
Combination.    Please
       clarify why Adjustment J is reflected in Scenario 1. In this regard, it appears that the adjustment is relevant only in Scenario 2, where the assumption is that stockholders will exercise their redemption rights.
9. We have considered your response to prior comment 16 and the disclosure related to
       Adjustment N, which    Reflects the proceeds from the NEH debentures and
the conversion
       of the debentures to common stock.    Please address the following:

             Tell us why the balance of the NEH debentures is not eliminated with conversion of the NEH debentures into common stock. In this regard, we note disclosure on page F-
           93, which states:    As of March 31, 2024, there was $499,611
payable on the Bridge
           Financing Debentures which includes accrued interest. This amount was recorded as
           Notes payable   current on the Company   s consolidated balance
sheets.
             Revise to clearly explain why this adjustment reflects an addition to cash of
           $1,114,514. To this end, it appears this adjustment reflects the issuance of new NEH debentures, rather than conversion of the outstanding NEH debentures noted above.
             Revise to disclose debentures issued and proceeds received subsequent to March 31,
           2024, total amount of debentures converted with a reconciliation to number of shares issued under each scenario presented on page 81. In addition, please revise the table on page 12, as appropriate.
Appraisal of Certain Oil and Gas Interests, page 94

10. We note your response to prior comment 18 but are unable to locate the disclosure revisions to the introductory paragraph clarifying the Appraisal Reports contained in
       Annex D include estimates of proved and probable hydrocarbon reserves in addition to estimates of proved and probable helium reserves. We reissue our prior comment.
Proposal 1: The Business Combination Proposal
Background of the Business Combination, page 99

11. Please describe the negotiations that resulted in the amendment to the Business
       Combination Agreement and Plan of Reorganization in June 2024, and disclose why the parties amended the terms of such agreement.
Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 104

12. We note the revised disclosure you made on page 106 in response to prior comment 19.
       However, we note that the Standardized measure of discounted future net cash flows you present of $1,049,600 does not match the amount reflected on page F-77 of $757,910.
       Please revise your disclosures for consistency.
 July 26, 2024
Page 4

New Era Helium Has Proved, Not Prospective, Reserves, page 105

13. We note the revised disclosure you made on page 106 in response to prior comment 21.
       However, we reissue our prior comment in part as your disclosure continues to refer to a standardized measure of discounted future net cash flows for probable reserves. Please revise your disclosure to remove this description and indicate these cash flows represent an after tax estimate and are provided for comparative purposes.

       We also note the figure for the net present value of proved hydrocarbon reserves discounted at 10% shown as $10,315,600 does not match the amount reflected on page
       94. Furthermore, we are unable to reconcile the figures shown in the individual bullet points for the proved and probable standardized measure using the inputs to the calculation and figures presented on page F-77 and Annex D, respectively. Please revise your disclosures for consistency or tell us why a revision is not needed.
Certain Prospective Financial Information of New Era Helium, page 110

14.    We note your references in this section to the    Project Finance Debt,
  and note that such
       term is not defined. Please revise.
Nasdaq Matters, page 152

15. Please update your disclosure regarding the status of your requested hearing with the
       Nasdaq Hearing Panel.
Information About NEH
Overview, page 156

16. We note the revised disclosure you made on pages 156 and 157 in response to prior comment 21. However, we reissue our prior comment as your disclosure continues to be incomplete regarding the specific information required by Items 1202, 1203(d), 1204,
       1205, 1206 and 1208(a) and (b) of Regulation S-K. Please revise your disclosure and provide this information under appropriate captions.
Proved Undeveloped Hydrocarbon Reserves, page 157

17. Please expand your discussion of the changes that occurred in proved undeveloped reserves to provide an explanation for the changes due to extensions. As part of your updated discussion, please additionally disclose the extent that any proved undeveloped reserves were converted during the year into proved developed reserves. If no such reserves were converted, please acknowledge this fact. If you did convert any such reserves, please revise your reconciliation accordingly and disclose the capital expenditures incurred. Refer to the disclosure requirements in Item 1203(b) and (c) of
       Regulation S-K.
Customers, page 158

18. We note your disclosure that the Gas Purchase Agreement with IACX expired on May 31,
       2024. Please update your disclosures regarding such agreement to disclose whether you continue to sell natural gas and natural gas liquids to IACX, and if so, disclose the material terms of such arrangements.
 July 26, 2024
Page 5

19. We note your disclosure that NEH Midstream LLC, AirLife Gases USA Inc., and Badger entered into an Assignment Agreement, pursuant to which NEH Midstream LLC assigned all of its rights, title, interest and obligations in the Crude Helium Agreement to AirLife
       Gases USA Inc. Please revise to clarify the impact, if any, on the terms of the Helium
       Tolling Agreement and the Liquid Helium Agreement. For example, we note your disclosure that KHC agreed to provide tolling services to you on a firm basis, for a volume equivalent to the quantities sold under the Crude Helium Agreement with Badger.
Security Ownership of Certain Beneficial Owners and Management of ROCL and The Combined
Company, page 192

20. We note your response to prior comment 27 and reissue such comment in part. Please disclose the information required by Item 403 of Regulation S-K regarding NEH before the business combination. Refer to Item 18(a)(5)(ii) of Form S-4. Material U.S. Federal Income Tax Consequences, page 202

21. Please disclose the federal income tax consequences of the Business Combination, including the Initial Merger, to holders of ROCL Public Shares and ROCL Public
       Warrants. See Item 4(a)(6) of Form S-4. If such tax consequences are material, also file a tax opinion regarding such tax consequences. Refer to Item 601(b)(8) of Regulation S-K.
       For guidance, please refer to Staff Legal Bulletin No. 19 (October 14,
2011), which is
       available on our website. In addition, please obtain and file a revised tax opinion as to the tax consequences of the Business Combination, including the Merger, to holders of NEH common stock. In that regard, we note that the tax opinion filed as
Exhibit 8.1 does not
       appear to reflect the terms of the transactions, as amended in June
2024.
Experts, page 216

22. We have read your response and note the revised disclosure you made on page 216 in response to prior comment 28. However, your disclosure only references
the    Appraisal
       Report    and does not additionally reference the reserves reports and estimates of reserves
       appearing in this prospectus for the years ending December 31, 2020, 2021, and 2022 and as noted in the MKM consent. Please revise your disclosure accordingly. Appraisal Report, page 217

23.    We note the figures for    Investments    and the resulting    Operating
Income (BFIT)    for
       the years ending December 31, 2022 and 2021 appear to be inconsistent with the comparable figures on page F-77. Please revise your disclosure or provide an explanation for the inconsistency.
Index to Financial Statements, page F-1

24. Please revise to present the audited financial statements of Roth CH V Holdings, Inc., the registrant, as required by Rule 8-02 of Regulation S-X. If you believe that the audited financial statements of the registrant may be omitted from your filing, please explain to us the basis for your conclusion.
 July 26, 2024
Page 6
New Era Helium Corp.
Notes to Consolidated Financial Statements
Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited)
Oil and Natural Gas Reserves, page F-74

25. We note the revised disclosure you made on page F-76 and elsewhere on page F-77 in response to prior comment 32. However, we reissue our prior comment in part as the discussion on page F-76 relating to certain undeveloped drilling locations is not explained as correlating to the line item for revisions, if true. We also note you do not identify any additional contributing factors such as changes due to costs, commodity prices, well performance, or other changes to the extent these factors are applicable. Please revise your explanation to separately identify and quantify each factor, including offsetting factors, such that the change in the line item for revisions is fully explained.

       Also, please relocate the discussion that appears on page F-77 after the reconciliation of the changes in the standardized measure to follow the reconciliation of the change in total proved reserves and expand your discussion of the change due to Discoveries and
       Extensions    to explain the difference between the net quantities
presented in the line item
       on page F-76 and the comparable amounts presented on page 157. Standardized Measure of Discounted Future Net Cash Flows, page F-77

26. We note the reconciliation of the changes in the standardized measure for the year ended
       December 31, 2021 shows a figure of    0    at the beginning of the
year. This appears
       inconsistent with the comparable estimate as of December 31, 2020 shown on page 218.
       Please revise your disclosure to resolve the inconsistency or tell us why a revision is not needed.
Exhibit 99.5, page II-2

27. We note the revised disclosure you made on page D-5 in Annex D (Exhibit 99.5) in response to prior comment 38 regarding the specifications of the Pecos Slope Plant.
       However, we reissue our prior comment in part as your disclosure does not additionally clarify the annual forecasts of proved and incremental probable helium volumes are consistent with the indicated plant processing capacity. The discussion under the section
          Primary Economic Assumptions    on page 96 was similarly revised and
lacks the
       clarification as noted.

       To the extent the forecast annual proved or proved plus incremental probable helium production volumes exceed the disclosed processing capacity of 87 Mcf per day revise your forecasts or tell us why a revision is not required.
28. We have read your response to prior comment 39; however, we reissue our prior comment as we are unable to locate disclosure that addresses our comment.
29. We note the revised disclosure made on page D-6 in Annex D (Exhibit 99.5) in response to prior comment 42 regarding the contractually specified price for helium and the related
       prices used in the report. The discussion under the section    Helium
Prices    on page D-6
       indicates for the helium prices used in the report, it was assumed that in years 1-3 the helium price represented the ceiling price under each contract and that in years 4-10 the
 July 26, 2024
Page 7

       helium price represented the floor pries, less the expenses associated with the trucking and tolling fees. We note the helium price shown in Tables 11 and 13 appear to be a constant
       $450/Mcf regardless of the forecast year. Please revise the report to conform to the contract prices as described or provide us with an explanation in reasonable detail for the use of a constant prices given the potential differences in contract prices for years 1-3 and
       4-10 as described in your disclosure.
Signatures, page II-7

30. Please tell us whether the registration statement has been signed by at least a majority of the board of directors of the registrant. Refer to Instructions to Signatures on Form S-4.
Exhibits

31. Please file as exhibits the articles of incorporation and bylaws of the registrant. In addition, file the proposed bylaws of the Combined Company. See Item 601(b)(3) of
       Regulation S-K.
32. We note that in Exhibit 107 you have included 3,336,500 shares of common stock in the
       fee table, with a footnote indicating that this    [r]epresents the
outstanding shares of Roth
       CH Acquisition V Co. on the date hereof.    Please tell us whether such
amount includes
       the shares held by Roth CH Acquisition V Co.   s public stockholders. In
that regard, we
       note the table on page 12 assumes for the    no further redemptions
scenario 1,582,797
       public shares and 3,336,500 shares held by Roth CH Acquisition V Co.   s
initial
       stockholders. In addition, please tell us whether the fee table includes all shares of common stock of Roth CH V Holdings, Inc. that will be issued to the shareholders of
       NEH.
General

33. We note that Proposal 1 seeks stockholder approval to adopt and approve the Business
       Combination Agreement and Plan of Reorganization, as amended, including the Initial
       Merger and the Merger. We also note that Roth CH Acquisition V Co. is a Delaware corporation, and note that as a result of the Initial Merger and Merger, the Combined
       Company will be incorporated in Nevada. Please provide your analysis as to why you are not required to unbundle the change in domicile and provide stockholders with a separate vote regarding such change. Please refer to Rule 14a-4(a)(3) of Regulation 14A.
34. Please provide the information required by Item 202 of Regulation S-K with respect to the
       registrant   s securities. See Item 4(a)(3) of Form S-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 26, 2024
Page 8

       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters you may contact John Hodgin at 202-551-
3699. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Alexandria E. Kane, Esq.